

Mail Stop 3561

August 31, 2016

Via E-mail
Ms. Elizabeth McGregor
Chief Financial Officer
Tahoe Resources, Inc.
5310 Kietzke Lane, Suite 200
Reno, Nevada 89511

    Re: **Tahoe Resources, Inc.**
           Form 40-F for the Year Ended December 31, 2015
           Response dated July 26, 2016
           File No. 001-35531

Dear Ms. McGregor:

We have reviewed your July 26, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2016 letter.

Form 40-F for the Year ended December 31, 2015

Exhibit 99.2
Financial Statements
Notes to the Consolidated Financial Statements

3. Significant Accounting Policies
h) Mineral Interests, Plant and Equipment
Depreciation of Mineral Interests, Plant and Equipment
Units of Production Basis, page 11

1. We read your response to comment 1. You changed your accounting policy for depletion in the second quarter of 2016. You indicate this expanded policy includes an alignment of accounting policies and disclosure related to the acquisition of Lake Shore Gold on

April 1, 2016. As disclosed in Note 3(a)(ii) to the June 30, 2016 interim financial statements included in your August 10, 2016 Form 6-K, you now include in your depletion calculation the portion of mineral resources considered highly probable of economic extraction. Please address the following separately for each mine that has reached commercial production:

- Tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of resources expected to be considered probable of economic extraction.
- If inferred resources have been included, please tell us your basis for their inclusion given that the tonnage, grade and mineral content can typically only be estimated with a low level of confidence and explain to us how you compensated for this lower confidence level.
- Provide us with your history of converting resources into reserves. If inferred resources have been included, please also separately address your history of converting inferred resources into reserves.
- Tell us the number of years of historical data that you have used to estimate your projected rates of converting resources to reserves and discuss whether this historical data is indicative of future conversion rates.
- Tell us the extent to which these resources are currently accessible and the extent to which future capital improvements are required to convert and gain access to them. Please also tell us whether or not the future capital improvements are included in your depletion computations and explain your rationale.

2. We read your response to comment 1. Please disclose in greater detail in future filings the type(s) of resources (measured, indicated and/or inferred) included in your new depletion policy, how you determine the portion of resources included and your history of converting resources into reserves.

You may contact Raj Rajan at (202) 551-3388 or me at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining